Exhibit 99.1

BGL’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements for the six months ended June 30, 2025 and the year ended December 31, 2024 and other information included elsewhere in this Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this report. Additionally, our historical results are not necessarily indicative of the results that may be expected in any future period. Amounts are presented in U.S. dollars.

Unless the context otherwise requires, references in this Management’s Discussion and Analysis of Financial Condition and Results of Operations to “we,” “us,” and “our” generally refer to Blue Gold Holdings Limited prior to the Business Combination or Blue Gold Limited from and after the Business Combination.

BUSINESS OVERVIEW

Blue Gold Limited (the “Company”, “BGL”), a Cayman Islands exempted company limited by shares was formed for the purpose of becoming the ultimate parent company following the transactions contemplated in the Business Combination.

The Company has one wholly owned subsidiary; Blue Gold (Cayman) Limited (“BGCL”). BGCL has one wholly owned subsidiary; Blue Gold Holdings Limited (“BGHL”), an England and Wales private limited liability company, formed on November 9, 2023 to develop, finance, license, and operate gold mines in Ghana and elsewhere. BGHL has one subsidiary; Blue Gold Bogoso Prestea Ltd. (“BGBPL”), a company incorporated in Ghana on January 26, 2024.

RECENT DEVELOPMENTS

Recent events impacting our business are as follows:

Business Combination

On December 5, 2023, BGL, Perception Capital Corp. IV, a Cayman Islands exempted company limited by shares formerly known as RCF Acquisition Corp. (“Perception”), and BGHL, entered into a Business Combination Agreement (as amended and/or restated from time to time, the “Business Combination Agreement”).

On June 25, 2025 (the “Closing Date”), BGL consummated the previously announced business combination pursuant to the Second Amended and Restated Business Combination Agreement, dated as of June 12, 2024, and further amended on November 7, 2024, January 8, 2025, March 28, 2025, April 30, 2025, May 8, 2025 and June 10, 2025, by and among the Company, Perception and BGHL (the “BCA”).

Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of a capital transaction in which BGHL issued stock for the net assets of PC4. The net assets of PC4 will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of BGHL.

Following the Business Combination, BGL’s Ordinary Shares and Warrants are traded on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “BGL” and “BGLWW”, respectively.

Notice of Termination of Mining Leases

On September 20, 2024, BGBPL and FGR Bogoso Prestea Ltd (“FGRBPL”), the previous leaseholder of the Bogoso Prestea Mine, received a notice of termination of mining leases (the “Commission Notice”) from the Minerals Commission of Ghana (the “Mineral Commission”) alleging violations of the related leases. After the Commission Notice, the Mineral Commission formed an Interim Management Committee (“IMC”), and the IMC assumed managerial control of the mine site. BGL and the Previous Leaseholder, pursuant to the Minerals and Mining Act 2006 (Act 703) (the “Mining Act”), actively dispute the contents and legality of the Commission Notice and the appointment of an IMC. On October 14, 2024, BGL delivered notice to the Republic of Ghana requesting settlement of BGL’s dispute pursuant to the Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of the Republic of Ghana for the Promotion and Protection of Investments, signed in Accra on March 22, 1989 and entered into force on October 25, 1991 (“UK-Ghana BIT”).

On April 2, 2025, BGHL served a notice of arbitration on the Republic of Ghana to commence international arbitration proceedings against the Republic of Ghana pursuant to Article 10 of the UK-Ghana BIT. On June 6, 2025, the Republic of Ghana submitted its response to the notice of arbitration in which it contests jurisdiction and disputes the validity and merits of BGL’s claims and has agreed to have a three-person tribunal hear the dispute and for it to be administered by an arbitral institution (the Permanent Court of Arbitration in The Hague). Pending the resolution of the dispute, BGHL has been advised by Kimathi & Partners, Corporate Attorneys (“Kimathi & Partners”), its legal counsel in Ghana, that pursuant to Section 27(5) of the Mining Act, the mineral right, its term and area held in the Bogoso Prestea Mine at the time of the Commission Notice, shall continue without diminution until thirty days after the resolution of the dispute.

On July 5, 2025, the Ministry of Lands and Natural Resources issued a stop work notice to Heath Goldfields on the Bogoso-Prestea Mine giving them 120 days to remedy all breaches and carry out essential services. In the event the arbitration outcome or any of these actions is favourable to the existing mining leases, successful mine development, infrastructure construction, and mineral production is dependent on obtaining all necessary consents, approvals, licenses, and funding for a successful design, construction, and operation of efficient mining, processing, and transportation facilities. No assurance can be given that we will be able to resolve this matter or obtain all necessary consents, approvals licenses, and funding in a timely manner, or at all. If the outcome of the arbitration is unfavourable, it will adversely affect the value of BGL’s business. Delays or difficulties in obtaining a favourable arbitration outcome or in obtaining relevant approvals, may interfere with future mining operations or plans of BGL, which will materially impact our business and financial position in the future.

Due to the uncertainty surrounding the outcome of the lease dispute with the Government of Ghana, and the possibility that the mining leases may not be returned to BGBPL, there is a material uncertainty that BGL will be able to undertake its business plan to restart the Bogoso Prestea mine. If the Company is not successful with its arbitration proceedings with the Republic of Ghana, the leases may be relinquished which will reduce the mineral rights value reflected in BGL’s balance sheet to zero.

Convertible Note Purchase Agreement

During the six months ended June 30, 2025, BGHL undertook a fundraising in the form of a convertible note (the “June Notes”), The June Notes had a maturity date of October 31, 2025 and a redemption premium of 20%. In July 2025, the Company entered into several convertible note purchase agreements raising an aggregate amount of approximately $0.4 million (the “July Notes”). Both the June Notes and July Notes were scheduled to mature on October 31, 2025 but, pursuant to their respective terms, automatically converted into the Company’s ordinary shares 30 days following the listing of such shares on Nasdaq. The June Notes had a conversion price of the lower of (i) the volume weighted average price (VWAP) over the 30-day period following the listing of the Company on the Nasdaq less the Applicable Discount (defined below) and (ii) the closing price on the day prior to the conversion less the Applicable Discount. The July Notes had a conversion price of the lower of (i) $30, (ii) the volume weighted average price (VWAP) over the 30-day period following listing of the Company on the Nasdaq less the Applicable Discount and (iii) the closing price on the day prior to the conversion less the Applicable Discount. “Applicable Discount” means, (i) in the case of the June notes, a forty percent (40%) discount or (ii) in the case of the July notes, a twenty percent (20%) discount. The conversion price for the June Notes and July Notes was $17.69 (less the Applicable Discount), and an aggregate of 237,104 ordinary shares were issued upon the conversion of the June and July Notes.

Shareholder Actions

On July 28, 2025, RCF VII Sponsors LLC, the former sponsor of Perception Capital Corp. IV, and S&R Capital Ltd. (together, “Plaintiffs”) filed an originating summons against the Company in the Grand Court of the Cayman Islands (the “Court”). Plaintiffs seek a declaration that the ordinary shares received in exchange for Perception shares are unrestricted shares, as such term is defined in the Company’s Memorandum and Articles of Association (the “Pending Action”). The Company believes this claim has no merit and intends to vigorously defend against it. This claim poses a reasonable possibility of loss to the Company, but the Company is unable to reasonably estimate an amount or range of reasonably possible loss at this time.

On August 29, 2025, the Company filed a Form 6-K to provide its notice and proxy statement related to the extraordinary general meeting of shareholders (the “EGM”) that was scheduled to be held on September 8, 2025. Subsequently, the Plaintiffs filed an application for an interim injunction with the Court (the “Injunction Proceeding”) to prevent the Company from holding such EGM. The Injunction Proceeding was brought before the Court ex parte by the Plaintiffs. On September 5, 2025, the Court issued an interim injunction in favor of the Plaintiffs. On September 10, 2025, the Company filed a Form 6-K disclosing that the directors of the Company have determined to postpone the EGM indefinitely. Following a directions hearing on September 22 and 23, 2025, the Court ordered the conversion of the originating summons proceedings to a writ action and gave directions for the exchange of full pleadings and further evidence, leading to a trial of preliminary issues which is currently scheduled for November 20 and 21, 2025. In addition, at that trial of the preliminary issues, the Court shall determine whether to continue, discharge or vary the injunction.

Securities Purchase Agreement and Registration Rights

On August 29, 2025, the Company entered into a Securities Purchase Agreement (the “August Note SPA”) authorizing a new series of senior convertible notes, in the aggregate principal amount of up to $5,434,783 (the “Senior Convertible Notes”) and warrants to purchase up to an aggregate of 215,299 ordinary shares (the “Warrants”). On September 3, 2025, the Company sold a Senior Convertible Note in the principal amount of $3,804,348 and 150,709 Warrants (at an original issue discount of 8%, for an aggregate purchase price of $3,500,000. The Senior Convertible Notes bear interest at the rate of 7% per annum, except upon an event of default, in which such interest rate will be 12%. Following the registration of the ordinary shares underlying the Senior Convertible Note and Warrants, the Company has agreed to sell and the buyer has agreed to buy an additional Senior Convertible Note in the principal amount of $1,630,435 at an 8% discount, for an aggregate purchase price of $1,500,000, and 64,590 additional Warrants.

At any time after issuance, the Senior Convertible Notes are convertible into ordinary shares, subject to customary terms and conditions. The Senior Convertible Notes convert into ordinary shares at a conversion price of $13.51 per share, subject to certain adjustments, and the Warrants are exercisable at $16.88 per share until September 3, 2030. Also on August 29, 2025, the Company entered into a Registration Rights Agreement with the buyer providing for the registration of the ordinary shares issuable upon conversion of the Senior Convertible Notes and exercise of the Warrants. The Registration Rights Agreement requires the Company to prepare and file a registration statement with the SEC within 30 calendar days after the date of the Registration Rights Agreement to register the resale of the Note Shares and the Warrant Shares and cause such registration statement to be effective within 60 calendar days after the date of the Registration Rights Agreement, if the registration statement is subject to review by the SEC, and if the Company has been notified by the SEC that the registration statement will not be reviewed by the SEC, within 15 trading days after such notification. If at any time not all the Note Shares or Warrant Shares are registered pursuant to the Securities Purchase Agreement, the Company will be required to file another registration statement to register the resale of any such Note Shares and Warrant Shares.

In addition, pursuant to the August Note SPA, the buyer may be eligible to receive up to an aggregate of 1,000,000 Pre-Delivery Shares (as defined in the August Note SPA) at any time upon notice to the Company. If the Company is required to deliver ordinary shares to the buyer, whether upon conversion of the senior convertible notes or otherwise, any Pre-Delivery Shares held by the buyer (or its designee) at such time shall apply, on a share for share basis, as available, against each ordinary share required to then be delivered. In the event that the buyer (or its designees) holds any Pre-Delivery Shares as of the date that all senior convertible notes issued pursuant to the August Note SPA are no longer outstanding (whether following the conversion or redemption, as applicable, of such senior convertible notes), the buyer is obligated to promptly return any such Pre-Delivery Shares to the Company for cancellation.

Ordinary Share Purchase Agreement and Registration Rights Agreement

On August 29, 2025, the Company entered into an Ordinary Share Purchase Agreement (the “August SPA”), pursuant to which the Company may sell up to $75,000,000 of newly issued ordinary shares (the “VWAP Purchase Shares”) to an investor at the Company’s option, subject to certain conditions, at a price per share equal to (i) 0.97 multiplied by the lowest daily volume-weighted average price (“VWAP”) of the ordinary shares during the applicable VWAP Purchase Valuation Period (as defined in the August SPA), provided that the parties to the August SPA may mutually agree to a different price if a Form F-3 is being used to register the VWAP Purchase Shares. In consideration for entering into the August SPA, on September 3, 2025, the Company issued to the investor 69,419 ordinary shares (the “Commitment Shares”). Also on August 29, 2025, the Company entered into a Registration Rights Agreement with the investor requiring the Company to register for resale the VWAP Purchase Shares and the Commitment Shares. The Registration Rights Agreement requires the Company to prepare and file a registration statement with the SEC within 30 days after the date of the Registration Rights Agreement to register the resale of the VWAP Purchase Shares and the Commitment Shares and cause such registration statement to be effective within 60 days after the date of the Registration Rights Agreement, if the registration statement is subject to review by the SEC, and if the Company has been notified by the SEC that the registration statement will not be reviewed by the SEC, within 15 days after such notification.

Mampon Gold and Copper Mining Lease

On September 17, 2025, the Company entered into a definitive Agreement for the Purchase of the Mampon Gold and Copper Mining Lease (“Mampon”) in Ghana (the “Purchase Agreement”) with FGRBPL to acquire up to a 90% interest in the company that will own Mampon (“License-Holding Company”) located in Ghana’s Ashanti Gold Belt. The closing conditions include requirements to comply with Ghana regulation, including the transfer of a 10% ownership interest in the License-Holding Company to the Government of Ghana. FGRBPL will receive two payment tranches.

First Tranche: Subject to closing conditions, including the approval of the licensing assignment by all relevant parties, including the government of Ghana, being met, the Company will pay $15 million to FGRBPL for a 50% stake in a Special Purpose Vehicle to be established which will own the License-Holding Company (“SPV). The consideration will be paid by issuing 750,000 ordinary shares, par value $0.0001, of the Company (the “Ordinary Shares”), to FGRBPL. Following the expiry of ninety (90) consecutive trading days immediately after the First Tranche Completion, the number of First Tranche Consideration Shares shall be adjusted as follows:

●	if the VWAP Price over that period is less than $20.00 but not less than $10.00, the Company will issue additional Ordinary Shares to the FGRBPL as is necessary to ensure that the aggregate value of the First Tranche Consideration Shares (calculated by reference to the VWAP Price) equals $15 million;

●	if the VWAP Price is equal to or greater than $20.00, no additional Ordinary Shares shall be issued and the First Tranche Consideration Shares shall be the 750,000 Ordinary Shares; and

●	if the VWAP Price is less than $10.00, the maximum number of First Tranche Consideration Shares to be issued shall be 1,500,000 Ordinary Shares.

Second Tranche: Structured as an option exercisable by the Company between 12 and 18 months following the date of the Purchase Agreement, whereby independently verified resource upgrades in accordance with the standards of Regulation S-K 1300 of the Securities Act of 1933, as amended, above the base resource will be paid for by the Company by issuing shares in accordance with the following value:

●	Up to $55 per ounce of gold (capped at 6 million ounces);

●	Up to $50 per ton of copper (capped at 4 million tons); and

if the option is exercised, FGR BPL will transfer the remaining 50% stake in the SPV to the Company.

RESULT OF OPERATIONS

The following table summarizes our financial results for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30, 2025	For the six months ended June 30, 2024	Increase/ (Decrease)
Operating expenses
General and administrative expenses	$3,117,588	$407,575	$2,710,013
Merger and acquisition expenses	1,319,046	903,293	415,753
Plant maintenance costs	478,625	2,873,195	(2,394,570)
Accretion of asset retirement obligation	871,000	207,400	663,600
Depreciation	17,977	—	17,977
Total operating expenses	5,804,236	4,391,463	1,412,773

Operating Loss	(5,804,236)	(4,391,463)	1,412,773

Other income (expense)
Interest income (expense)	(121,656)	(25,334)	96,322
Related party interest income (expense)	44,953	11,732	33,221
Change in fair value of liabilities	(1,955,000)	—	1,955,000
Total Other Income (Expense)	(2,031,703)	(13,602)	2,018,101
Net income (loss)	$(7,835,939)	$(4,405,065)	3,430,874

General and Administrative

General and administrative expenses for the six months ended September 30, 2025 was $3,117,588 as compared to $407,575 for the six months ended September 30, 2024. The $2,710,013 increase in general and administrative expenses mainly reflects increases in professional services such as legal and accounting, compensation expense related to the issuance of options by BGHL to employees prior to the Business Combination and increase in fair value of warrants liabilities. BGL expects that its general and administrative expenses will increase in future periods commensurate with the expected growth of its business and increased expenditures associated with its status as an exchange listed public company.

Merger and Acquisition expenses

Merger and acquisition expenses for the six months ended June 30, 2025 was $1,319,046 as compared to $903,293 for the six months ended June 30, 2024. The $415,753 increase in merger and acquisition expenses reflects increase in legal and other costs related to the Business Combination transaction that closed in June 2025.

Plant maintenance costs

Plant maintenance costs for the six months ended June 30, 2025 was $478,625 as compared to $2,873,195 for the six months ended June 30, 2024. The $2,394,570 decrease in plant maintenance costs reflects decrease in BGL’s activities on the mine as a result of the ongoing lease dispute. BGL expects that its plant maintenance costs will increase in future periods commensurate with the expected growth of its business.

Accretion of asset retirement obligation

Accretion of asset retirement obligation for the six months ended June 30, 2025 was $871,000 as compared to $207,400 for the six months ended June 30, 2024. The $663,600 increase in accretion of asset retirement obligations reflects a partial period of accretion in 2024 as the purchase of the mining assets was closed in May 2024.

Depreciation

Depreciation for the six months ended June 30, 2025 was $17,977 compared to $0 for the six months ended June 30, 2024. The Company began ownership of property, plant and equipment in May 2024 and assets subject to depreciation in September 2024.

Interest expense, net

Interest expense, net, was $121,656 and $25,334 for the six months ended June 30, 2025 and 2024, respectively. The $96,322 increase in interest expense, net is a result of additional interest accrued on convertible notes.

Change in fair value of liabilities

The change in fair value of liabilities of $1,955,000 for the six months ended June 30, 2025, is a result of the change in fair value of warrants assumed in the Business Combination.

Related Party Interest Expense, net

Related party interest expense, net was $44,953 and $11,732 for the six months ended June 30, 2025 and 2024, respectively. The $33,221 increase in related party interest expense, net is a result of the increase in related party payables.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, BGL’s primary sources of liquidity have been cash flows from the Business Combination, advances from related parties and the issuance of convertible loan notes. For the six months ended June 30, 2025, BGL reported an operating loss of $5.8 million and cash flows used in operations of $4.5 million. As of June 30, 2025, BGL had an aggregate cash and cash equivalents balance of $0.3 million and a net working capital deficit of $10.7 million (Total Current Assets of $0.8 million less Total Current Liabilities of $11.5 million) .

With the consummation of the Business Combination (as described above), the Company received proceeds of approximately $13,264 in June 2025, after giving effect to PC4’s stockholder redemptions and payment of transaction expenses. The Company’s future capital requirements will depend on many factors, including the timing of the commencement of mine operations and the timing and extent of working capital requirements. In order to finance these opportunities, the Company will need to raise additional financing. While there can be no assurances, the Company intends to raise such capital through issuances of additional equity and the Ordinary Share Purchase Agreement with Tumim Stone Capital LLC, pursuant to which Blue Gold Limited may, at its option, issue and sell up to an aggregate principal amount of $75 million in ordinary shares, subject to certain conditions. If additional financing is required from outside sources, the Company may not be able to raise it on terms acceptable to the Company or at all. If the Company is unable to raise additional capital when desired, the Company’s business, results of operations and financial condition would be materially and adversely affected.

As a result of the above, in connection with BGL’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that BGL’s liquidity condition raises substantial doubt about BGL’s ability to continue as a going concern for the next twelve months and thereafter. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should BGL be unable to continue as a going concern.

Cash flows for the six months ended June 30, 2025 and 2024

The following table summarizes BGL’s cash flows from operating, investing and financing activities for the six months ended June 30, 2025 and 2024:

	For the Six Months ended June 30, 2025	For the Six Months ended June 30, 2024
Net cash used in operating activities	$(4,499,012)	$(2,186,331)
Net cash used in investing activities	$(2,798)	$—
Net cash provided by financing activities	$4,707,003	$2,217,089

Cash flows used in operating activities

Net cash used in operating activities was $4.5 million and $2.2 million for the six months ended June 30, 2025 and 2024 respectively, primarily consisting of general and administrative expenses, merger and acquisition expenses and plant costs. General and administrative expenses and merger and acquisition expenses increased in this period reflecting an increase in costs due to the Business Combination and arbitration costs pursuant to the lease dispute with the Government of Ghana.

Cash flows used in investing activities

Net cash used in investing activities for the six months ended June 30, 2025 was $2,798 related to purchase of computer equipment.

Cash flows provided by financing activities

Net cash provided by financing activities for the six months ended June 30, 2025 and 2024 was $4.7 million and $2.2 million respectively and was primarily related to proceeds from the issuance of Ordinary Shares and convertible notes.

Off-Balance Sheet Arrangements

BGL does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on its financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

BGL prepares its financial statements in accordance with U.S. GAAP, expressed in U.S. dollars. BGHL’s financial statements reflect all adjustments including normal recurring adjustments, which, in the opinion of management, are necessary to present fairly the financial position, results of operations, and cash flows for the periods presented in accordance with U.S. GAAP. References to U.S. GAAP issued by the FASB are to the FASB Accounting Standards Codification. All significant intercompany balances and transactions have been eliminated in consolidation.

Preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires BGHL to make estimates and assumptions that affect the amounts reported and disclosed in the condensed consolidated financial statements and the accompanying notes. Actual results could materially differ from these estimates. On an ongoing basis, BGHL evaluates its estimates, including those relating to fair values, income taxes, and contingent liabilities among others. BGHL bases its estimates on assumptions both historical and forward looking that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of its assets and liabilities.

Critical Accounting Estimates

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are adjusted to reflect actual experience when necessary. Significant estimates made by management include, but are not limited to, valuation of mineral rights, valuation of royalty liabilities, contingent consideration, reserve volumes and future net revenues associated with mine resources and the asset retirement obligations.

The Life of Mine model (“LoM”), which has been used as the basis for calculating the mineral rights value and the royalty liability value is prepared to a Scoping Study level. The LoM is preliminary in nature and there is a high degree of uncertainty over the assumptions made. The LoM is solely based on Measured and Indicated Resources which are considered too speculative geologically to have economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the LoM will be realized.

Foreign currency translation and transactions

BGL’s reporting currency is the U.S. dollars. The functional currency of each entity in the group is the currency of the primary economic environment in which it operates. Transactions in foreign currencies are initially recorded into functional currency at the rates of exchange prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured into functional currency at the rates of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are remeasured to the functional currency at exchange rates that prevailed on the date of inception of the transaction.

BGL translates the financial statements from the local (functional) currency into U.S. dollars using the year or reporting period end or average exchange rates in accordance with the requirements of Accounting Standards Codification subtopic 830-10, Foreign Currency Matters (“ASC 830-10”). Assets and liabilities are translated at exchange rates as of the balance sheet date. Expenses are translated at average rates in effect for the periods presented. Translation gains and losses resulting from re-measurement from functional to reporting currency are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

Gains and losses resulting from transactions denominated in a currency other than the functional currency of the entity are included in general and administrative expenses in the condensed consolidated statements of operations using the average exchange rates in effect during the period.

BGL, through its subsidiary BGBPL, holds certain long-lived assets in Ghana including the mineral assets. Ghana has experienced economic instability and the Ghanian government has implemented various monetary policies. Ghana has also experienced high rates of inflation over the past several years. BGL applies hyper-inflationary accounting to Ghana in accordance with the guidelines in ASC 830, “Foreign Currency.” A hyper-inflationary economy designation occurs when a country has experienced cumulative inflation of approximately 100 percent or more over a 3-year period. The hyper-inflationary designation requires the local subsidiary in Ghana to record all transactions as if they were denominated in U.S. dollars. The subsidiary in Ghana has not generated revenue through the date of this report and total net currency exchange losses were not significant.

Property, Plant and Equipment

The value of property, plant and equipment (“PP&E”), including land, buildings and processing equipment, that were acquired as part of the Asset Acquisition are recorded at relative fair value assessed at the time of the acquisition less depreciation. Any additional PP&E acquired, and any expenditures that extend the life of such assets are recorded at historical cost, including direct acquisition costs less depreciation and impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Capital work in progress is recorded at cost less impairment losses but is not depreciated until it is in use and transferred into other PP&E classifications.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to BGHL and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to profit or loss during the financial period in which they are incurred.

Depreciation

Depreciation for mobile equipment and other assets is computed using the straight-line method at rates calculated to depreciate the cost of the assets, less their anticipated residual values, if any, over their estimated useful lives as follows:

Vehicles	5 years
Other Equipment	2 years
Computer and accessories	2 years

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

BGL evaluates the carrying value of PP&E and finite-lived intangible assets whenever a change in circumstances indicates that the net carrying value may not be recoverable from the entity-specific undiscounted future cash flows expected to result from our use of and eventual disposition of a long-lived asset or asset group. Events or circumstances that could trigger an impairment review of a long-lived asset or asset group include, but are not limited to: (i) a significant decrease in the market price of the asset, (ii) a significant adverse change in the extent or manner that the asset is used or in its physical condition, (iii) a significant adverse change in legal factors or in the business climate that could affect the value of the asset, (iv) an accumulation of costs significantly in excess of original expectation for the acquisition or construction of the asset, (v) a current period operating or cash flow loss combined with a history of operating or cash flow losses or a forecast of continuing losses associated with the use of the asset and (vi) a more-likely-than-not expectation that the asset will be sold or disposed of significantly before the end of its previously estimated useful life. If an impairment exists, the net carrying values are reduced to fair values. BGHL estimates the fair values of these long-lived assets by performing a discounted future cash flow analysis for the remaining useful life of the asset, or the remaining useful life of the primary asset in the case of an asset group. An individual asset within an asset group is not impaired below its estimated fair value. There were no impairments recorded as of December 31, 2024 and 2023.

Mineral Rights and Amortization

Amortization of Mineral Rights (“Mine Properties”), buildings, leasehold land and plant and machinery (collectively the “mineral assets”) is provided for using the unit-of-production method with separate calculations made for each mineral resource.

The calculation of the units-of-production rate of amortization could be impacted to the extent that actual production in the future differs from current forecasted production resulting in possible revision to the estimate of total resources to be produced.

The carrying values of the mineral rights are assessed for impairment by management on an annual basis (while under development) or when indicators of impairment exist. BGHL compares the carrying value of the mine assets to its estimates of undiscounted future cash flows from the underlying resources. Should management determine that these carrying values cannot be recovered, the carrying value is compared to an estimate of fair value and the unrecoverable amounts are written off against earnings and cannot be subsequently reversed. As of December 31, 2024, as the lease termination and ensuing dispute represented a triggering event, in accordance with ASC 360, BGHL compared the undiscounted cash flows of the long-lived asset group to their carrying amounts which determined there was no impairment required.

Mineral Exploration Rights and Costs, Exploration, Evaluation and Development Expenditures

Exploration costs, which include maintenance, development and exploration of mineral claims, are expensed as incurred. When it is determined that a mineral deposit can be economically developed as a result of establishing proven and probable reserves and all regulatory operating permits have been secured, the costs incurred after such determination will be capitalized until the commencement of production and amortized over their useful lives. To date, BGHL has not established the commercial feasibility and received the necessary regulatory operating permits for any of its exploration prospects; therefore, all exploration costs are being expensed as incurred.

Asset Retirement Obligation

BGL follows Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”), which established a uniform methodology for accounting for estimated reclamation and abandonment costs. FASB ASC 410 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which the legal obligation associated with the retirement of the long-lived asset is incurred or when acquired. When the liability is initially recorded, the offset is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its future value each period and charged to accretion expense, and the initial capitalized cost is amortized over the useful life of the related asset. To settle the liability, the obligation is paid, and to the extent there is a difference between the liability and the amount of cash paid, a gain or loss upon settlement is recorded.

Convertible Notes Payable

BGL may enter into convertible notes, some of which contain fixed rate conversion features, whereby the outstanding principal and accrued interest may be converted by the holder into common shares at a fixed rate at the time of conversion. This results in a fair value of the convertible notes being equal to a fixed monetary amount. BGHL records the convertible notes liability at its fixed monetary amount on the issuance date and interest expense is charged over the outstanding period of the note.

Business Combination and Asset acquisition

BGL applies a screen test to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets to determine whether a transaction should be accounted for as an asset acquisition or business combination.

When an acquisition does not meet the definition of a business combination because either: (i) substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset, or group of similar identified assets, or (ii) the acquired entity does not have an input and a substantive process that together significantly contribute to the ability to create outputs, BGHL accounts for the acquisition as an asset acquisition. In an asset acquisition, goodwill is not recognized, but rather, any excess purchase consideration over the fair value of the net assets acquired is allocated on a relative fair value basis to the identifiable net assets as of the acquisition date and any direct acquisition-related transaction costs are capitalized as part of the purchase consideration.

When an acquisition is accounted for as a business combination, BGHL recognizes and measures the assets acquired and liabilities assumed based on their estimated fair values at the acquisition date, while transaction and integration costs related to business combinations are expensed as incurred. Any excess of the purchase consideration in excess of the aggregate fair value of the net tangible and intangible assets acquired, if any, is recorded as goodwill. For material acquisitions, BGHL engages independent appraisers to assist with the determination of the fair value of assets acquired, liabilities assumed, noncontrolling interest, if any, and goodwill, based on recognized business valuation methodologies. An income, market or cost valuation method may be utilized to estimate the fair value of the assets acquired, liabilities assumed, and noncontrolling interest, if any, in a business combination. The income valuation method represents the present value of future cash flows over the life of the asset using discrete financial forecasts, long-term growth rates, appropriate discount rates, and expected future capital requirements. The market valuation method uses prices paid for a similar asset by other purchasers in the market, normalized for any differences between the assets. The cost valuation method is based on the replacement cost of a comparable asset at the time of the acquisition adjusted for depreciation and economic and functional obsolescence of the asset. The fair value of property, plant and mine development is estimated to include the fair value of asset retirement costs of related long-lived tangible assets. During the measurement period, not to exceed one year from the date of acquisition, BGHL may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected in the period the adjustment arises.

Fair Value Measurement

As defined in ASC 820, Fair Value Measurements and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (exit price). BGL utilizes market data or assumption that market participants use in pricing an asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. ASC 820 establishes a fair value hierarchy that participants used to measure fair value. The hierarchy gives us the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). This fair value measurement framework applies at both initial and subsequent measurement.

Level 1: Quoted prices are available in an active market for identical assets or liabilities as of the reporting data. Active markets are those in which transactions for the assets or liability occur in sufficient frequency and volume to provide information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Subsequently all these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supposed by observable level at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, interest rate swaps, option and collar.

Level 3: Pricing inputs includes significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

The fair value of cash, prepaid expenses and other assets, advances to related parties, accrued expenses and other liabilities, and due to related parties approximate their carrying values due to their short term to maturity. The royalty payable, contingent consideration payable and the asset retirement obligation were recorded at fair value as of the closing date of the Purchase and Assumption Agreement using Level 3 inputs.